December 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BLOOMIOS, INC.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 2, 2021 File No. 333-257890

Ladies and Gentlemen:

On behalf of Bloomios, Inc. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated November 19, 2021, with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

The Company has filed Amendment No. 3 to the Registration Statement which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. For ease of reference, each of the Staff’s comments are set forth below followed by the applicable response.

Amendment No. 2 to Registration Statement on Form S-1 filed November 2, 2021

Risk Factors, page 22

1. We note your response to prior comment 1 and reissue it in part. Please revise your risk factor here to discuss risks or effects of any state regulations related to the sampling of and testing for THC, and the disposal of non-compliant product.

Response: In response to the Staff’s comment above, the Company has provided a discussion of risks and/or effects of applicable state regulations related to the sampling, testing and potential disposition of non-compliant product, including Florida, the state in which the Company currently operates.

Financial Statements for the Year Ended December 31, 2020

Notes to the Consolidated Financial Statements, page F-7

2. We note your revised disclosure in response to prior comment 2. Consistent with our prior comment, further expand your disclosure here and in appropriate sections throughout the filing to clearly describe how you accounted for the acquisition of CBD Brand Partners LLC.

Response: The Company has revised its disclosure on how it accounted for the acquisition of CBD Brand Partners LLC, as a capital transaction pursuant to ASC 805. The Company further consulted the SEC’s Financial Reporting Manual, Topic 12 – Reverse Acquisitions and Reverse Recapitalizations, and more specifically Section 12220.1 Reverse Capitalization with a Shell Company.

The Company followed the following guidance in its accounting of the transaction.

The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

General

3. Obtain and file a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Response: The Company has filed an updated consent from its independent registered accounting firm.

4. We note your response to prior comment 3 and reissue it in part. Your cover page disclosure states that your common stock is listed on The OTC Markets under the symbol “BLMS.” Please revise to clarify that your shares are currently quoted on the OTC Pink Market.

Response: The Company has updated the cover page disclosure to clarify that the Company is quoted on the OTC Pink Market.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your comments, if any, or questions concerning this filing to the undersigned at (805)-222-6330 or mhill@bloomios.com

Respectfully Submitted,

/s/ Michael Hill

Michael Hill, CEO

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